Listed on the Toronto Stock Exchange:CBD

  News Release 03-07

      May 27, 2003

      Cumberland Resources

       #950 – 505 Burrard Street

      Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

CUMBERLAND INTERSECTS KIMBERLITE PIPE ON MELIADINE EAST PROPERTY

CUMBERLAND RESOURCES LTD. (CBD-TSX) is pleased to announce that the initial drill hole of the 2003 diamond exploration program on the Meliadine East Project, Nunavut, has discovered the first kimberlite pipe in the region.  The vertical drill hole tested the center of a roughly circular magnetic anomaly and intersected kimberlite from 14.6 metres to the termination depth of 100 metres.

Dr. Peter LeCouteur*, Meliadine East project geologist, describes the drill core as kimberlite and breccia with a kimberlite matrix.  The kimberlite and matrix are fine grained and dark gray and contain olivine as fine grains and macrocrystals.  The breccia is composed of xenoliths of metasediments from the Archean Rankin Inlet Group.  Dr. LeCouteur is a consulting geologist with extensive diamond exploration experience in Canada and South Africa.

The 2003 drill program is designed to test eleven priority targets defined by previous airborne geophysical surveys and till samples collected in 2002.  Till samples collected down-ice from the geophysical targets have yielded kimberlite indicator minerals, some of which are interpreted to have diamond associated compositions.  The intent of the 2003 program is to drill each of the selected targets to a depth of approximately 100 metres.  Further drilling will depend on results. The Company expects to complete this first phase program by mid June.

The Meliadine East Project, located 20 kilometres north of Rankin Inlet, Nunavut, is a 50-50 Joint Venture with Comaplex Minerals Corp. Cumberland is the operator of the Joint Venture.

Cumberland is well financed with approximately $17.5 million in working capital and is positioning itself to become a mid-tier level gold producer by advancing the Meadowbank project to production.  Cumberland holds interests in two of the largest undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried).

CUMBERLAND RESOURCES LTD.

__________________________________

“Kerry M. Curtis, B.Sc., P.Geo.”

President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

*Dr. Peter LeCouteur is the Qualified Person under National Policy 43-101.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.